UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated April 1, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 1 March 2022 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Media Announcement dated 7 March 2022 entitled ‘M-PESA - AFRICA'S LEADING FINTECH PLATFORM - MARKS 15 YEARS OF TRANSFORMING LIVES’.

3.	A Stock Exchange Announcement dated 15 March 2022 entitled ‘TRANSACTION IN OWN SECURITIES - TOTAL VOTING RIGHTS AND CAPITAL’.

RNS Number : 0986D

Vodafone Group Plc

01 March 2022

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc ("Vodafone") hereby notifies the market that, as at 28 February 2022:

Vodafone's issued share capital consists of 28,817,627,868 ordinary shares of US$0.20 20/21 of which 1,866,646,633 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,950,981,235. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA's Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 7916D

Vodafone Group Plc

07 March 2022

7 March 2022

M-PESA - AFRICA'S LEADING FINTECH PLATFORM - MARKS 15 YEARS OF TRANSFORMING LIVES

●	Launched on 6 March 2007, originally as an idea part-funded by the UK Department for International Development in partnership with Vodafone, M-Pesa - Africa's first mobile payments service - has been a major driver of financial inclusion, and now has 51 million customers across seven countries

●	M-Pesa Africa has grown to become a full financial services provider. The 'Super App' - launched in 2021 - is already being used by 9 million customers to access a broader range of services including savings, insurance and credit

●	M-Pesa is now working with software developers to create 'mini apps', where businesses can create their own platforms within the M-Pesa Super Apps.

Vodafone, and its African subsidiaries Vodacom and Safaricom, today marked the 15th anniversary of M-Pesa, the service launched in March 2007 to enable money transfers between people using 2G feature phones. From its beginning in Kenya, M-Pesa has grown to serve more than 51 million customers and 465,000 businesses. The service is provided by 600,000 agents across Kenya, Tanzania, Mozambique, the Democratic Republic of Congo, Lesotho, Ghana and Egypt. M-Pesa processes more than 61 million transactions a day, making it Africa's largest fintech provider, and it has attracted 42,000 external developers to create additional services for the platform.

With more people across the African continent shifting to smartphones, and using 3G and 4G broadband, M-Pesa is evolving to become a digital financial services provider. In 2021, M-Pesa Africa launched the M-Pesa Super App and M-Pesa Business Super App which enables any business on the service to run a virtual storefront providing their services through M-Pesa Mini Apps.

Nick Read, Chief Executive Officer, Vodafone Group said: "As the original mobile money service, M-Pesa has been the most significant driver of financial inclusion in Africa over the past 15 years. It is the continent's largest fintech platform and provides access to financial services for more than 50m people - in a secure, affordable, and convenient way.  M-Pesa is a great example of how a regional platform can evolve and grow to meet and anticipate customer needs using smartphone technology - from peer-to-peer money transfer, to payment of utility bills,  to enabling the payroll of businesses, and to financial services such as micro-loans."

The M-Pesa Super App is designed to be a customer's lifestyle companion connecting them to services they need in a typical day including shopping, restaurants and food delivery, transport services, government services and much more. More than 9 million customers and 320,000 businesses have downloaded the M-Pesa Super App since its launch.

In addition to the Super App, M-Pesa Africa is revamping the M-Pesa platform to support additional digital services, faster development of new products, and to achieve increased stability and reliability. The platform revamp includes expansion of the M-Pesa APIs to provide developers with even deeper access to the service enabling them to deploy more innovations on the service.

- ends -

Note to Editors

About M-Pesa

Launched in 2007, M-Pesa is Africa's largest fintech providing financial services to more than 51 million customers every month. The service empowers customers to transact- send and receive money, make payments, as well as save and access credit all from the convenience of a mobile phone.

M-Pesa has connected tens of millions of customers with access to financial services, contributing to a more than a three-fold growth in formal financial inclusion across Africa. It has equally transformed the standard of living in rural areas and empowered women with access and control over their finances. Tapped by many to power the digital economy, M-Pesa has contributed to youth empowerment through entrepreneurship especially in e-commerce.

Socioeconomically, M-Pesa has provided a lifeline for millions of people facilitating direct disbursements from governments and non-government organisations to refugees, patients accessing health care, economically vulnerable persons amongst other groups.

It continues to be an innovation trailblazer through services such as Fuliza - the world's first mobile overdraft, M-Shwari which pioneered mobile only banking, the Pochi La Biashara wallet, and the M-Pesa Bill Manager among others.

M-Pesa is run by Safaricom and Vodacom in Kenya, Tanzania, Mozambique, the Democratic Republic of Congo, Lesotho, Ghana and Egypt. It provides customers with access to the widest agent network across the continent at more than 600,000 agent outlets and to cashless payments at more than 465,000 businesses.

For further information: Vodafone Group
Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

RNS Number : 8335E

Vodafone Group Plc

15 March 2022

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES - TOTAL VOTING RIGHTS AND CAPITAL

In March 2019, Vodafone Group Plc ('Vodafone') issued a two-tranche mandatory convertible bond, the second and final tranche of which (£1,720,000,000 1.50 per cent. Subordinated Mandatory Convertible Bonds; ISIN XS1960589668) matured on Saturday, 12 March 2022. As a result of the maturity, £1,720,000,000 in aggregate principal amount of the Bonds were mandatorily converted into Vodafone's ordinary shares in accordance with the terms and conditions of the Bonds. All conversions were satisfied by Vodafone transferring treasury shares.

In conformity with Listing Rule 12.6.4R, Disclosure Guidance and Transparency Rule 5.5.1R and Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone hereby notifies the market of the following details of the transfer of treasury shares:

Date: 14 March 2022

Number of ordinary shares transferred: 1,518,629,693

Conversion price: £1.1326

Following this transfer, Vodafone's issued share capital consists of 28,817,627,868 ordinary shares of US$0.20 20/21 of which 393,004,244 ordinary shares are held in treasury.

Therefore, the number of ordinary shares excluding those held in treasury, and the total number of voting rights in Vodafone, is 28,424,623,624. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA's Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 1, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary